Exhibit 99.20
Consent of Independent Registered Public Accounting Firm
We consent to the use of our report, dated February 7, 2005 except as to Note 15 which is as of February 14, 2005 and Note 19 which is as of March 9, 2007, included in this annual report on Form 40-F.
We also consent to the incorporation by reference in Registration Statements Nos. 333-126037, 333-126038, 333-126039, 333-126040 and 333-138760 on Form S-8 of our report dated February 7, 2005 except as to Note 15 which is as of February 14, 2005 and Note 19 which is as of March 9, 2007, appearing in this amendment to the Annual Report on Form 40-F of Goldcorp Inc. for the year ended December 31, 2005.
KPMG LLP
Toronto, Ontario, Canada
March 9, 2007